UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                               (Amendment No. __)

                             Star Gas Partners, L.P.
                             -----------------------
                                (Name of Issuer)

                                  Common Units
                                  ------------
                         (Title of Class of Securities)

                                    85512C105
                                    ---------
                                 (CUSIP Number)

                                October 26, 2004
                                ----------------
             (Date of Event Which Requires Filing of this Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                            --------------------------
CUSIP No.  85512C105                  13G             Page  2  of  8  Pages
           ---------                                       ---    ---
--------------------------                            --------------------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Third Point Management Company L.L.C.
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
              5    SOLE VOTING POWER

                   0
              ------------------------------------------------------------------
  NUMBER OF   6    SHARED VOTING POWER
   SHARES
BENEFICIALLY       2,000,000
  OWNED BY    ------------------------------------------------------------------
    EACH      7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          0
    WITH      ------------------------------------------------------------------
              8    SHARED DISPOSITIVE POWER

                   2,000,000
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,000,000
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       N/A
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       6.2%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------                            --------------------------
CUSIP No.  85512C105                  13G             Page  3  of  8  Pages
           ---------                                       ---    ---
--------------------------                            --------------------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Daniel S. Loeb
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
              5    SOLE VOTING POWER

                   0
              ------------------------------------------------------------------
  NUMBER OF   6    SHARED VOTING POWER
   SHARES
BENEFICIALLY       2,000,000
  OWNED BY    ------------------------------------------------------------------
    EACH      7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          0
    WITH      ------------------------------------------------------------------
              8    SHARED DISPOSITIVE POWER

                   2,000,000
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,000,000
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       N/A
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       6.2%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a):  Name of Issuer:
---------   --------------

The name of the issuer is Star Gas Partners, L.P., a limited partnership organized under the laws of the State of Delaware (the "Partnership").

Item 1(b):  Address of Issuer's Principal Executive Offices:
---------   -----------------------------------------------

The Partnership's principal executive office is located at 2187 Atlantic Street, Stamford, Connecticut 06902.

Item 2(a):  Name of Person Filing:
---------   ---------------------

This Schedule 13G is filed by:

          (i) Third Point Management Company L.L.C., a Delaware limited liability company (the "Management Company"), which serves as investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the "Funds"), with respect to shares of Common Units (as defined in
               Item 2(d)) directly owned by the Funds; and

          (ii) Mr. Daniel S. Loeb ("Mr. Loeb"), who is the managing member of the Management Company and controls its business activities, with respect to shares of Common Units indirectly beneficially owned by Mr. Loeb by virtue of such position.

The Management Company and Mr. Loeb are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b):     Address of Principal Business Office or, if None,
---------      -------------------------------------------------
               Residence:
               ---------

The address of the principal business office of each of the Reporting Persons is 360 Madison Ave, 24th Floor, New York, New York 10017.

Item 2(c):     Citizenship:
----------     -----------

The Management Company is organized as a limited liability company under the laws of the State of Delaware. Mr. Loeb is a United States citizen.

Item 2(d):     Title of Class of Securities:
---------      ----------------------------

Common Units ("Common Units").

Item 2(e):     CUSIP Number:
----------     -------------

85512C105


                                       4-

Item 3:        If this statement is filed pursuant to Rules 13d-1(b) or
-------        --------------------------------------------------------
               13d-2(b) or (c), check whether the person filing is a:
               ------------------------------------------------------

     A.        [ ] Broker or dealer registered under Section 15 of the
                   Act,
     B.        [ ] Bank as defined in Section 3(a)(6) of the Act,
     C.        [ ] Insurance Company as defined in Section 3(a)(19) of the
                   Act,
     D.        [ ] Investment Company registered under Section 8 of the
                   Investment Company Act of 1940,
     E.        [ ] Investment Adviser in accordance with Rule
                   13d-1 (b)(1)(ii)(E),
     F.        [ ] Employee Benefit Plan or Endowment Fund in accordance
                   with 13d-1 (b)(1)(ii)(F),
     G.        [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
     H.        [ ] Savings Association as defined in Section 3(b) of the
                   Federal Deposit Insurance Act,
     I.        [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
     J.        [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4:        Ownership:
------         ----------

The beneficial ownership of Common Units by the Reporting Persons, as of the date of this Schedule 13G, is as follows:

     A. Third Point Management Company L.L.C.
        -------------------------------------
          (a) Amount beneficially owned: 2,000,000
          (b) Percent of class: 6.2%. The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 32,165,528 Common Units stated to be issued and outstanding as of July 23, 2004, as reflected in the Partnership's Current Report on Form 10-Q filed on June 30, 2004.
          (c) Number of shares as to which such person has:
               (i)   Sole power to vote or direct the vote: 0
               (ii)  Shared power to vote or direct the vote: 2,000,000
               (iii) Sole power to dispose or direct the disposition: 0
               (iv)  Shared power to dispose or direct the disposition:
                     2,000,000

     B. Daniel S. Loeb
        --------------
          (a) Amount beneficially owned: 2,000,000
          (b) Percent of class: 6.2%.
          (c) Number of shares as to which such person has:
               (i)   Sole power to vote or direct the vote: 0
               (ii)  Shared power to vote or direct the vote: 2,000,000
               (iii) Sole power to dispose or direct the disposition: 0
               (iv)  Shared power to dispose or direct the disposition:
                     2,000,000

Item 5:        Ownership of Five Percent or Less of a Class:
------         --------------------------------------------

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6:        Ownership of More than Five Percent on Behalf of Another Person:
-------        ---------------------------------------------------------------

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding Common Units.

Item 7:        Identification and Classification of the Subsidiary Which
------         ----------------------------------------------------------
               Acquired the Security Being Reported on by the Parent Holding
               --------------------------------------------------------------
               Company:
               -------

Not applicable.

Item 8:        Identification and Classification of Members of the Group:
------         ---------------------------------------------------------

Not applicable.

Item 9:        Notice of Dissolution of Group:
------         ------------------------------

Not applicable.

Item 10:       Certification:
--------       -------------

Each of the Reporting Persons hereby makes the following certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 3, 2004



                                    THIRD POINT MANAGEMENT COMPANY L.L.C.


                                    By: /s/ Daniel S. Loeb
                                        --------------------------------
                                        Name:  Daniel S. Loeb
                                        Title: Managing Member


                                    /s/ Daniel S. Loeb
                                    ------------------------------------
                                    Daniel S. Loeb





                         [SIGNATURE PAGE TO SCHEDULE 13G
                                 WITH RESPECT TO
                            Star Gas Partners, L.P.]

                                  EXHIBIT INDEX
                                  -------------


Exhibit 1: Joint Filing Agreement, dated November 3, 2004, by and between Third Point Management Company L.L.C. and Daniel S. Loeb.